Exhibit 99.1

Navigator Gas Releases ESG 2023 Report:

Demonstrating Commitment to Sustainability and Social Responsibility

LONDON, May 1, 2024 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce the release of its latest Environmental, Social and Governance (“ESG”) report (the “ESG Report”) today, showcasing the Company’s commitment to sustainability and social responsibility.

The comprehensive ESG Report provides an overview of Navigator Gas, its business model and strategy, together with updates on key developments throughout 2023. The second half of the report focuses on sustainability performance across key ESG topics, concluding with a Sustainability and Accounting Standards Board (“SASB”) Key Performance Table and references to Task Force on Climate-Related Financial Disclosures (“TCFD”) towards the end. The full ESG Report is available on our website in the ‘Investors Centre’ section under ‘Financials’ then ‘Annual Reports’.

2023 ESG Report

Key highlights from the ESG Report include:

Investing to reduce climate impact:

•	BlueStreak CO2 joint venture, to provide a seamless process to capture, transport and securely store of CO2 emissions;

•	Investment into Azane Fuel Solutions, to address the urgent need for zero carbon fuel options in the maritime industry; and

•	Expansion of the ethylene export terminal to increase capacity, improve efficiency and reduce overall emissions.

Environmental impact:

•	Zero spills into the environment;

•	Investment of around $5 million committed to implementing technologies maximise efficiency and minimise energy consumption; and

•	Mean AER improved by 1.8% and 2.8% year-on-year improvement of the fleet sustainability score.

Progressive year for gender equality:

•	Achieved 39% of women in shore-based positions;

•	Reached 30 female seagoing employees; and

•	Attained 28% of women in shore-based leadership positions.

Creating safe places of work:

•	Zero fatalities across the fleet and business;

•	14% reduction in total recordable incident rates; and

•	Implementation of a business-wide safety programme called ‘WeCare’.

Promoting business ethics and integrity across the business:

•	90% of employees and consultants trained in compliance and anti-corruption processes;

•	No material anti-corruption incidents recorded in 2023; and

•	No violations of the Code of Conduct and Business Ethics recorded in 2023.

Mads Peter Zacho, Chief Executive Officer, stated:

“I am very pleased that we have been able to enhance the breadth and scope of our voluntary disclosures, and to report on the significant progress we have made in implementing our strategy. This demonstrates that Navigator Gas is forward-thinking, and leading the way towards a safer and more sustainable gas and energy supply chain.”

The release of this year’s ESG Report underscores Navigator Gas’ ongoing commitment to sustainability by operating safely, reliably and efficiently.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow. Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

For media inquiries or further information, please contact:

Alexander Walster

Head of ESG & Communications

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052 , +44 (0)20 7045 4114

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com , randy.giveans@navigatorgas.com

333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197 , +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements relating to Navigator Gas’ strategy for ESG.

In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “seek,” “target,” “aim,” “become,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, those set forth in the periodic reports Navigator Gas files with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: General